UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2018

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated March 27, 2018
2.	Resolutions adopted by the General Shareholders Meeting held on March 23, 2018

Item 1

RELEVANT INFORMATION

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that on March 21, 2018, the Board of Directors approved an amendment to the accounting policies of the company, with respect to the rules applicable to the preparation of Grupo Aval’s consolidated financial statements in Colombia.

As a result of the mentioned approval, as of January 1, 2018, Grupo Aval will prepare its consolidated financial statements according to International Financial Reporting Standards (“IFRS”) issued by International Accounting Standards Board (“IASB”). Grupo Aval currently applies these rules in the preparation of the consolidated financial statements reported to investors abroad.

This decision, allows the standardization of information reported to local and international investors under the same accounting rules. The amendment of policies also considers that with the implementation of IFRS 9 in Colombia, as of January 1, 2018, the principal differences between accounting policies applied for local purposes and rules issued by IASB, will disappear. Consequently, such modification will not have relevant effects in Grupo Aval’s financial statements.

Item 2

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the ordinary session of the General Shareholders Meeting, held on March 23, 2018, has:

1.	Approved the company’s financial statements, management report and other attachments, for the year ended on December 31, 2017. It further approved the following proposed distribution of profits:

GRUPO AVAL ACCIONES Y VALORES S.A.

APPROVED DISTRIBUTION OF PROFITS

FOR THE PERIOD BEGINNING ON JANUARY 1st AND ENDING ON DECEMBER 31st, 2017

GENERAL MEETING OF SHAREHOLDERS

Net Income			2,001,177,878,368.99*

With tax benefit		2,001,177,878,368.99
Without tax benefit		0.00

Plus:
Occasional reserve release at the disposal of the General Meeting of shareholders			5,333,761,499,614.71
With tax benefit		3,276,142,684,872.74
Without tax benefit		2,057,618,814,741.97

Total Income available for disposal of the General meeting of Shareholders			7,334,939,377,983.70

To distribute a cash dividend of $ 4.00 per share per month from April, 2018 to March, 2019, including those two months, over 22,281,017,159 outstanding shares as of the date of this meeting.			1,069,488,823,632.00

With benefit		1,069,488,823,632.00
These dividends were taken from profits of year 2016 and previous years, consequently they may be distributed with benefit to shareholders.

Note: Dividends shall be paid within the first ten (10) days of each month according to applicable regulations. In accordance with article 2.23.1.1.4 of Decree 2555 of 2010 (modified by Decree 4766 of 2011) and the regulations of the Colombian Stock Exchange, dividends for the month of April 2018, will be paid from the fourth trading day following the date in which the General Meeting of Shareholders approves the distribution of profits, which is from April 2. In this month, dividends will be paid until April 11.

Occasional reserve at the disposal of General Meeting of Shareholders			6,265,450,554,351.70

Total with tax benefit
Year 2017 -with tax benefit:	2,001,177,878,368.99
Acumulated - with tax benefit	2,206,653,861,240.74	4,207,831,739,609.73

Total without tax benefit
Year 2017 - without tax benefit	0
Acumulated - without tax benefit	2,057,618,814,741.97	2,057,618,814,741.97

TOTAL			7,334,939,377,983.70

 * Since year 2017, distributed dividends regarding profits of year 2017 and subsecuent years, will be taxable and subject to witholding tax, according to articles 242, 245, 246, 342 and 343 of the Colombian Tax Code (Law 1819 of 2016). With respect to distributed dividends from profits prior to year 2017, they will be taxable and subject to witholding tax if they are distributed from the reserves without benefit to shareholders.

Item 2

2. Elected, as members of the Board of Directors, for the period beginning in April 1, 2018 and ending on March 31, 2019, the following individuals:

BOARD OF DIRECTORS - GRUPO AVAL ACCIONES Y VALORES S.A.

2018 - 2019:

PRINCIPAL	ALTERNATE

Luis Carlos Sarmiento Angulo	Mauricio Cárdenas Müller
Alejandro Figueroa Jaramillo	Juan María Robledo Uribe
Efraín Otero Álvarez	Juan Camilo Ángel Mejía
Álvaro Velásquez Cock	Ana María Cuellar de Jaramillo
Fabio Castellanos Ordoñez	Luis Fernando López Roca
German Michelsen Cuellar	Gabriel Mesa Zuleta
Esther América Paz Montoya	Germán Villamil Pardo

3. Re-elected KPMG Ltda. as External Auditor of the company. KPMG Ltda. will appoint the individuals that will act as principal and alternate External Auditor of the Company, on behalf of such firm.

In addition to the aforementioned decisions, the Company informs that the following will be the ex-dividend dates applicable to the period beginning on April 2018 and ending on March 2019

Ex-dividend Dates - April 2018 to March 2019(*)
Month	Initial ex-dividend date	Final ex-dividend date
April, 2018	03.26.2018	04.02.2018
May, 2018	04.25.2018	05.02.2018
June, 2018	05.28.2018	06.01.2018
July, 2018	06.26.2018	07.03.2018
August, 2018	07.26.2018	08.01.2018
September, 2018	08.28.2018	09.03.2018
October, 2018	09.25.2018	10.01.2018
November, 2018	10.26.2018	11.01.2018
December, 208	11.27.2018	12.03.2018
January, 2019	12.26.2018	01.02.2019
February, 2019	01.28.2019	02.01.2019
March, 2019	02.25.2019	03.01.2019

(*) Ex-Dividend dates may vary subject to any determination of the Colombian Stock Exchange with respect to the business days for trading purposes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2018

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel